st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

31 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549
U.S.A.

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- ASIC Forms 484 and 208
- Superbank New Zealand Lending Assets Sold to GE Money
- SGB Acquires HSBCs Margin Lending Portfolio
- Trans-Tasman Presentation
- SGB Realigns Wealth Management & Retail Financial Services

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

dlw 9/6

Australian Securities &
Investments Commission

RECEIVED

2006 SEP -6 P 3:51

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

if there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
ST GEORGE BANK LIMITED

ACN/ABN
92 055 513 070

Corporate key
99285736

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
ELEANOR HUTTON

ASIC registered agent number (if applicable)
14475

Telephone number
02 9236 2832

Postal address
LEVEL 8, 182 GEORGE STREET
SYDNEY NSW 2000

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MICHAEL HAROLD SEE BULLAN

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
0 1 / 0 8 / 0 6
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C **completion guide**

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	546	Nil	Nil
ORD	15,052	$20.40	Nil
ORD	2,033,263	$28.93	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

15/05/06

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		526,573,573	F/P	Nil.

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

15/05/06

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☑ No

ASIC registered agent number	14475
lodging party or agent name	ST. GEORGE BANK LIMITED
office, level, building name **or** PO Box no.	
street number & name	
suburb/city	state/territory postcode
telephone	( )
facsimile	( )
DX number	suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name ST. GEORGE BANK LIMITED
A.C.N. 412 055 513 010

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	546	15/05/06
ORD	15,052	9/06/06

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under written contract.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	**$**

☑ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: SHARES ISSUED TO ST. GEORGE BANK STAFF UNDER THE TERMS OF THE EXECUTIVE PERFORMANCE SHARE PLAN APPROVED BY SHAREHOLDERS AT THE ST. GEORGE BANK ANNUAL GENERAL MEETING HELD ON 3 FEBRUARY 1998.

Signature

I certify that the information in this form is true and complete.

print name MICHAEL HAROLD BOWAN capacity SECRETARY

sign here [signature]

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

st.george

news release

4 August 2006

Superbank New Zealand's lending assets sold to GE Money

St.George Bank and Foodstuffs New Zealand today announced the sale of Superbank's residential mortgage lending portfolio to GE Money. Superbank is the joint venture between St.George Bank and Foodstuffs and provides phone and Internet banking to the New Zealand market. The terms of the sale are confidential. However the sale is not material to St.George and will not impact St.George Bank's earnings per share targets for 2006 and 2007 previously announced to the market.

Since Superbank's launch in February 2003, market conditions have changed and margins in mainstream residential lending in New Zealand have become extremely competitive. Given these factors, both companies had reviewed their strategic positions and examined a range of opportunities for Superbank. Following this review and discussions with several parties, St.George Bank identified its investment in Superbank as non-core and St.George Bank and Foodstuffs decided to sell the mortgage portfolio.

The sale of the mortgage portfolio is effective from August 3 2006.

In addition, Superbank has entered into an agreement with Kiwibank to provide Superbank's deposit customers with a convenient transfer of their SuperSaver account to Kiwibank's e-savings product, Online Call. Deposit customers who do not wish to take up this offer will continue to earn interest on their Superbank SuperSaver account until 25 September 2006, at which time the deposit and accrued interest will then be repaid to them in full.

Ends...

Media contact:

Lara Daniels
Corporate Relations
02 9236 1508 or 0419 226 449

st.george

news release

8 August 2006

St.George acquires HSBC's margin lending portfolio

St.George Bank has announced that it has acquired the margin lending assets of HSBC Bank Australia, effective 7 August. The portfolio has loan receivables of around $420m, which will increase the St.George margin loan book to $2.5b. The HSBC clients become St.George margin lending customers immediately, with transition expected to be complete by mid-September.

St.George Margin Lending is a multi-award winning margin lender in Australia. It has been Personal Investor magazine's Margin Lender of the Year for the past three years, and was recently named Margin Lender of the Year at the Money magazine awards for the second consecutive year. St.George Margin Lending is a standout performer for the St.George Group, with excellent growth of 35% annualised as at 31 July 2006.

St.George Group Executive Paul Fegan said; "We are pleased to welcome the margin lending customers of HSBC Australia to St.George. We look forward to providing them with our outstanding product and service benefits. We consider margin lending as strategically important to the Group and are delighted that we will have a continuing relationship with HSBC for margin lending. "

St.George Margin Lending has maintained a five star Cannex rating for the past five years. These award-winning products and services will be offered to HSBC Group customers in Australia, through their network of 35 branches and offices.

Ends...

Media contact:
Lara Daniels
St.George Corporate Relations
02 9236 1508 or 0419 226 449

Our 14 year growth story as a bank 1992-2006

Gail Kelly
Managing Director

10 August 2006

st.george

Overview

- **1992 - 1993** Banking conversion
- **1994 - 1998** Growth by acquisition
- **1997 - 2001** Integration and redesign
- **2002 - 2006** Customer led organic growth strategy
- Financial outcomes
- Looking ahead

Banking conversion

- In 1992 Australia's largest Building Society converted to a Bank
- Strategic rationale:
  - access to equity and debt funding
  - diversification
  - leverage the brand
  - a real alternative to the majors


St GEORGE'S 'GREAT IDEA'
St George wins banking licence
Society becomes St George Bank

Barclays acquisition

- In 1994 St.George acquired Barclays commercial banking division
- Strategic rationale:
  - balance sheet and revenue diversification
  - geographic spread
  - people and processes
  - less risk than organic diversification

BARCLAYS


St George pays $190m for Barclays' commercial arm
Fifth largest bank
St George purchases Barclays

Seeking growth through acquisition

St.George's acquisition aspirations blocked:

1995

BankSA	- merged with Advance Bank
Bankwest	- acquired by Bank of Scotland
Challenge Bank	- acquired by Westpac Banking Corporation

1996

Metway	- acquired by Queensland government

Advance Bank merger

- In 1997 St.George merged with Advance Bank
- Strategic rationale:
  - critical mass and scale
  - significant in-market synergies
  - access to funding
  - geographic diversification
  - regional banking positioning to minimise customer attrition

Advance Bank


Advance Bank, St George merger given go-ahead
okay to tilt at St George
Bank merger moves hang in balance

Integration

- Integration ran from 1997 to 1999
- Managing Director, Jim Sweeney passed away Nov-97
- Merger of equals, complex and risky
- Four banks into one
- Other tasks such as GST and Y2K increased complexity


St George buries the remains of Advance
New St. George system enrages clients
St George: by all accounts it's chaos
St George's advance stalls

Asgard Wealth Solutions acquisition

- In 1998 St.George acquired Sealcorp, recently rebranded Asgard Wealth Solutions
- Strategic rationale:
  - access to mastertrust platform
  - high growth business
  - complementary to retail banking and retail funds management

SEALCORP

Asgard Wealth Solutions


St George's $272m lure reels in Sealcorp
Sealcorp falls to St George

Major banks - strategic stakes in St.George

- In Feb-96 NAB took a stake in St.George which it later topped up to just under 10% in Jan-00. The stake was sold in Jan-04
- In Nov-99 ANZ took a 5% stake in St.George and increased it to 8.3% by Mar-00. The stake was sold in Mar-01
- These holdings added to takeover speculation



Big Banks Circling Around The Dragon

Dragon breathes fire after NAB raid.

ANZ Buys 5pc Of The Dragon

Dragon Nabbed.

st.george

2000 - 2001: 'Best Bank' redesign

- Led by Managing Director, Ed O'Neal
- Established a new platform for future growth and enabled productivity improvements

st.george bestbank

- Strategic rationale:
  - improve financial performance prior to lifting of ownership restrictions in Jul-02
  - integration had created considerable latent opportunity
  - align entire organisation



St.George seeks savings and efficiencies

St George announces long-awaited "Best Bank" redesign.

St George shares lift after redesign announcement.

st.george

2002 - 2006: organic growth strategy

- Ed O'Neal passed away Sep-01
- Gail Kelly appointed Dec-01
- New strategic framework announced May-02
- New Group Executive team in place Jul-02
- Team based approach, with new disciplines and framework

Key sources of competitive advantage

- Not a major bank
- Closeness to customers, agility, speed, ability to innovate
- Customer loyalty and goodwill
- Room to grow
- Engaged people, proud to work for St.George

Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture

Established in 2002 and remains relevant today

The strategic execution formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

Compelling place to bank

Compelling place to invest

2002 - 2006: characterised by relentless focus

- Investing in the business: people, systems, infrastructure, tools
- Improving the customer experience, driving advocacy
- Building people capability
- Driving continuous productivity improvements
- Enhancing risk management
- Strengthening financial disciplines
- Stretching the brand, while deepening the culture

Focused execution: a key competency

st.george

Brand journey

st.george

1992 - 2006: Financial outcomes

st.george

Net Profit After Tax

AIFRS 2006 NPAT on target for $1bn+



$m
1000
800
600
400
200
0
51
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

5 year CAGR	14 year CAGR
19.1%	22.8%

Before significant items. AIFRS numbers 2005 and 2006. All other numbers AGAAP

Return on equity



%
25
20
15
10
11.5
23.2*
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

All numbers AGAAP. After preference dividends and before significant items and goodwill. *As at 31 Mar-06

Earnings per share



¢
200
160
120
80
40
43.7
191.4*
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

5 year CAGR	14 year CAGR
13.5%	11.1%

	1992	1994	1996	1998	2000	2002	2004	2006
Share price $	5.56	5.90	8.39	10.60	11.35	18.63	21.25	29.01

All numbers AGAAP. Before significant items and goodwill. *As at 31 Mar-06.
All share prices as at 31 July each year, except 2006 share price which is as at 3 Aug-06

Expense to income ratio



%
70
60
50
40
68.4
43.5*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

All numbers AGAAP. Excluding significant items and goodwill. *As at 31 Mar-06

Dividends



¢
150
110
70
30
35
148*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

5 year CAGR	14 year CAGR
17.9%	10.8%

*Annualised interim dividend for half year to 31 Mar-06

Delivering shareholder value



SGB Total Return*
S&P/ASX 200 Acc
$
1200
1000
800
600
400
200
0
1102
518
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

	5 year CAGR	14 year CAGR
St.George	21.2%	18.4%
S&P/ASX 200	12.5%	12.3%

Returns as at July each year. Source: Bloomberg Financial Services and ASX

*Total shareholder return includes capital appreciation and divi dends. Assumes base of $100 in July92.

Market capitalisation



$bn
16
12
8
4
0
1
15.3*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

5 year CAGR	14 year CAGR
16.8%	21.5%

From one of the top 60 largest companies in 1992, to 15th largest today

*As at 3 Aug-06

Total assets



$bn
100
75
50
25
0
9
100*
Advance merger
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

5 year CAGR	14 year CAGR
14.0%	18.8%

*As at 31 Mar-06, includes $14.8bn of securitised assets

Total deposits



$bn
45
30
15
0
6.8
41.8*
Advance merger
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

5 year CAGR	14 year CAGR
9.8%	13.8%

*As at 31 Mar-06

Managed funds



3yr CAGR
28.7%
$bn
40
30
20
10
0
37.2*
Acquired
Asgard
5 year CAGR
10 year CAGR
19.3%
43.6%
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

*As at 31 Mar-06

Net non-accruals/net receivables



%
2.44
2.5
2.0
1.5
1.0
0.5
0.0
0.07*
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

*As at 31 Mar-06

Consistently delivering on targets

	Target	Outcome
EPS growth FY03	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14.0%
EPS growth FY04	Nov-03: 10-11% May-04: 11-13% upgrade	13.1%
EPS growth FY05	Nov-04: 10% May-05: 11% upgrade	12.1%
EPS growth FY06	Nov-05: 10% AGAAP >10% Full AIFRS	On track
Cost to income	Sep-04: sub 50% Manage to lower end of peers	45.5% in FY05 Industry leading at 43.5% in 1H06
Capital	Tier one 7.0-7.5%	Consistently in range*
Credit quality	Maintain positive differential to the majors	Consistently achieved
Customer satisfaction	Maintain positive differential to the majors	Consistently achieved

*Temporary reduction allowed by APRA until issuance of guidelines on innovative/non-innovative hybrids

The story continues

st.george

Looking ahead: key areas of focus

- Retail bank: 'Local Markets' strategy, sales and service delivery
- Business bank: continued investment and industry diversification
- Wealth: continued investment in Asgard Wealth Solutions, margin lending, private banking and St.George financial planning
- Focused investment: 'new geographies', specifically QLD and WA
- Driving improved productivity
- People and culture
- Customer experience, driving advocacy

"St.George Bank is thus a 'people's bank' and a 'people's bank' is not only St.George's history, but also its future"

Jim Sweeney, Managing Director

st.george

The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan

Head of Investor Relations

Ph: +61 2 9236 3618

Mb: +61 412 139 711

Email: osullivans@stgeorge.com.au

st.george

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/08/2006

TIME: 13:38:56

TO: ST GEORGE BANK LIMITED

FAX NO: 02-9236-1899

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trans Tasman Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 10/08/2006

TIME: 13:38:56

TO: ST GEORGE BANK LIMITED

FAX NO: 02-9236-1899

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trans Tasman Presentation

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

st.george

news release

22 August 2006

St.George realigns Wealth Management & Retail Financial Services Division

The St.George Group today announced changes to the organisational model of its Wealth Management & Retail Financial Services division.

The Wealth Management & Retail Financial Services division, headed up by Group Executive, Paul Fegan, is being reshaped to ensure there is a greater alignment, focus and strategic direction within the division.

As part of this change Nick Basile has been appointed Chief Executive Officer of Ascalon Capital Managers, our joint venture partnership with Kaplan Funds Management. The Ascalon business presents great opportunities for the Group and we aim to accelerate the growth trajectory of this business with our partner.

In addition a new role has been created of General Manager, Wealth Management, including Private Bank, Insurance, Investment Solutions, Advance and Margin Lending. With his strong experience, Geoff Lloyd has been appointed to this role in addition to his position as CEO of the Group's wealth management subsidiary, Asgard Wealth Solutions and will continue reporting to Paul Fegan.

This new structure will ensure St.George remains competitive, by bringing together similar areas and functions to reduce duplication, develop the best products for our customers and provide the most efficient service.

It will also provide valuable customer insights and allow targeted product packaging and bundling to similar customer groups.

This is the result of St.George's strategy over the past four years, including disposal of non core assets, programs of reinvestment, refinement of our business portfolio and our focus on product innovation, distribution strategy, customer service and improving our business processes.

It represents a further investment in our core wealth business to further continue the strong momentum and growth in the business.

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Media contact

Jeremy Griffith, St.George Corporate Relations, 02 9236 1328 or 0411 259 432